Exhibit 99.1

Theratechnologies Announces Closing of Funding of $40 Million Under the Terms of its Credit Agreement

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated December 16, 2021 to its short form base shelf prospectus dated December 14, 2021.

Montreal, Canada – July 27, 2022 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced that it has received funding of $40 million under the terms of its credit agreement with affiliated funds of Marathon Asset Management. All dollar amounts are expressed in U.S. dollars, unless otherwise stated.

This initial amount will be used to purchase $30 million of the principal amount of the convertible notes due June 2023 (the “Notes”). The purchase of the Notes is expected to occur on or about July 29, 2022.

On July 13, 2022, the Company announced that it entered into a binding commitment letter for a non-dilutive term loan of up to $100 million with affiliated funds of Marathon Asset Management. This credit facility is available to Theratechnologies in four various tranches with today’s first tranche of $40 million having been drawn down and funded. The credit agreement is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov under Theratechnologies’ filings.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the availability of the term loan and the timelines for the purchase of the Notes.

Although the forward-looking information contained in this press release is based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking statements include that: the Company will meet all of the terms and conditions of the credit agreement to draw down the remaining tranches of the term loan; the Company will not be in default under the terms of the loan facility; sales of EGRIFTA SV® and Trogarzo® in the United States will continue increasing over time; and the purchase of the Notes will occur on the date set forth in this press release.

Forward-looking information assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: non-compliance by the Company with the terms and conditions of the term loan; the occurrence of an event of default under the term loan triggering the accelerated reimbursement of any outstanding drawn down amounts; the Company failing its sales efforts and sales initiatives; and a delay in purchasing the Notes as per the timelines set forth in this press release resulting in a higher purchase price.

We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 23, 2022 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 24, 2022 under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Investor Contact:

Elif McDonald

Senior Director, Investor Relations

ir@theratech.com

438-315-8563

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